Exhibit 2.01

Arcosa, Inc.
500 N. Akard Street Suite 400, Dallas, Texas
Tel: (972) 942-6500

The table below provides the relevant payments to governments made by Arcosa, Inc. and its subsidiaries (the “Company”) in connection with the Company's resource extraction activities in the year ended December 31, 2023. The Company's Construction Products segment is engaged in commercial development of minerals through its surface mining and underground mining operations in the United States and in British Columbia, Canada. The relevant payments were levied by the United States government at the entity level rather than on a per project basis.
Payments by Government (amounts in $USD)

Country	Government Entity	Business Segment	Taxes [1]	Total Paid to Government
United States	U.S. Internal Revenue Service	Construction Products	$1,497,753	$1,497,753

1 The Company files a consolidated U.S. federal income tax return which includes, on a consolidated/combined basis, all U.S. federal income taxes attributable to the Company and all of its U.S. corporate subsidiaries.  The income tax reported above is that portion of the consolidated group tax liability which relates to those corporate subsidiary entities included in the Company consolidated tax return which are engaged in the commercial development of minerals.  Such portion was determined utilizing apportionment methods set forth in applicable U.S. federal income tax regulations.